UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

SES AI Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78397Q109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ivanhoe Capital Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 11,913,333(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,913,333(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,913,333(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 6,900,000 shares of Class A Common Stock and (ii) 5,013,333 private placement warrants to acquire shares of Class A Common Stock upon payment of $11.50 per share (“Private Placement Warrants”).

(2) Calculated based on (i) 303,989,794 shares of Class A Common Stock outstanding as of February 3, 2022 as reported on the Issuer’s Form 8-K, filed on February 8, 2021, and (ii) 5,013,333 shares of Class A Common Stock issuable in connection with the Private Placement Warrants.

Item 1(a).	Name of Issuer

SES AI Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

35 Cabot Road Woburn, MA 01801

Item 2(a).	Names of Persons Filing

This statement is filed by Ivanhoe Capital Sponsor LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

150 Beach Road, 25-03 The Gateway West,189720 Singapore

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

78397Q109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned:
See response to Item 9 on the cover page.

	(b)	Percent of Class:
See response to Item 11 on the cover page.

	(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The Reporting Person is the record holder of the reported securities. There are three managers on the Reporting Person’s board of managers— Robert Friedland, Andrew Boyd and Gary Gartner. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any individual manager is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2022

Ivanhoe Capital Sponsor LLC

/s/ Samuel Clayton Kenny
Name:	Samuel Clayton Kenny
Title:	Secretary